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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                 SCHEDULE 13D*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)

                               ----------------

                           RHONE-POULENC RORER INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                              RHONE-POULENC S.A.
                                   (BIDDER)

                               ----------------

                        COMMON STOCK, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  76242T 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  YVES BRISSY
                              RHONE-POULENC S.A.
                             25, QUAI PAUL DOUMER
                        92408 COURBEVOIE CEDEX, FRANCE
                              011-331-47-68-12-34
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                WITH COPIES TO:

      HUBERTUS V. SULKOWSKI, ESQ.            CREIGHTON O'M. CONDON, ESQ.
          SHEARMAN & STERLING                    SHEARMAN & STERLING
    114, AVENUE DES CHAMPS-ELYSEES              599 LEXINGTON AVENUE
          75008 PARIS, FRANCE                    NEW YORK, NEW YORK
          011-331-53-89-70-00                      (212) 848-4000

                           CALCULATION OF FILING FEE

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
           TRANSACTION VALUATION*                        AMOUNT OF FILING FEE*
------------------------------------------------------------------------------
  $4,846,433,601.00                                           $969,286.72

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* Calculated by multiplying $97, the per share tender offer price, by
  49,963,233 the sum of the number of shares of Common Stock sought in the Offer and the 4,439,111 shares of Common Stock subject to options vested as of July 31, 1997.
[_Check]box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: _____________   Filing Party: _______________________
  Form or Registration No.: ___________   Date Filed: _________________________

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* This Statement also constitutes Amendment No. 10 to the Statement on
  Schedule 13D of Rhone-Poulenc S.A. with respect to the Common Stock, without par value, of Rhone-Poulenc Rorer Inc. which may be deemed to be beneficially owned by Rhone-Poulenc S.A.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

 CUSIP NO. 76242T 10 4


 1NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

  Rhone-Poulenc S.A.
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
  (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------

 3
  SEC USE ONLY
--------------------------------------------------------------------------------

 4SOURCE OF FUNDS (See Instructions)
  WC, BK
--------------------------------------------------------------------------------

 5
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [_]
  REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
--------------------------------------------------------------------------------

 6
  CITIZENSHIP OR PLACE OF ORGANIZATION
  France
--------------------------------------------------------------------------------

 7
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
  97,163,370 shares of common stock
--------------------------------------------------------------------------------

 8CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES (See Instructions)                                      [_]
--------------------------------------------------------------------------------

 9
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  Approximately 68.1%, according to the Company's
  records as of July 31, 1997.
--------------------------------------------------------------------------------

10
  TYPE OF REPORTING PERSON (See Instructions)
  CO

  This Tender Offer Statement on Schedule 14D-1 and Amendment No. 9 to the Statement on Schedule 13D (this "Statement") filed by Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser") relates to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation, at a price of $97 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Rhone-Poulenc Rorer Inc., a Pennsylvania corporation (the "Company"), which has its principal executive offices at 500 Arcola Road, Collegeville, Pennsylvania, 19426-0107.

  (b) The exact title of the class of equity securities being sought is shares of Common Stock, without par value, of the Company. The Company has advised Purchaser that, as of July 31, 1997, there were 142,687,492 Shares issued and outstanding. The information set forth under "INTRODUCTION" and "THE TENDER OFFER--Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "THE TENDER OFFER--Section 6. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser is set forth under "INTRODUCTION", "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser" and Schedule I of the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) During the last five years, neither Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth under "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--The Merger Agreement", "SPECIAL FACTORS--Related Party Transactions" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser" in the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth under "INTRODUCTION", "SPECIAL FACTORS-- Background of the Offer", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS--The Merger Agreement", "THE TENDER OFFER--
Section 7. Certain Information Concerning the Company" and "THE TENDER OFFER--
Section 8. Certain Information Concerning Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth under "THE TENDER OFFER--Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL FACTORS-- Background of the Offer and the Merger", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares; the NYSE, the Paris Bourse and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth under "SPECIAL FACTORS--Beneficial Ownership of Common Stock" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth under "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS--The Merger Agreement" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth under "INTRODUCTION", "SPECIAL FACTORS--Opinion of Goldman, Sachs & Co." and "THE TENDER OFFER--Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Purchaser's Consolidated Financial Statements and related Notes thereto included in Purchaser's Form 20-F for the fiscal year ended December 31, 1996 and the information set forth under "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser" and Schedule VI of the Offer to Purchase are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (e) The information set forth under "THE TENDER OFFER--Section 13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth under "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares, the NYSE, the Paris Bourse and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth under "THE TENDER OFFER--Section 13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of August 19, 1997 between Purchaser, the Merger Subsidiary (as defined in the Offer to Purchase) and the Company, copies of which are attached hereto as Exhibits (a)(1),
(a)(2) and (c)(3), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Form of Offer to Purchase dated August 22, 1997.

  (a)(2) Form of Letter of Transmittal sent to holders of Shares.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter from Morgan Stanley & Co. Incorporated and UBS Securities LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

  (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

  (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Advertisement as published in The Wall Street Journal on August 22, 1997.

  (a)(8) Press Release issued by Purchaser on August 19, 1997.

  (a)(9) English translation of French-language Communique published in Les Echos and La Tribune on August 22, 1997.

  (b)(1) Summary of Terms and Conditions (FF 2,500,000 Short Term Credit Facility) dated August 6, 1997 between Purchaser and *.

  (b)(2) Summary of Terms and Conditions (FF 2,000,000,000 Short Term Credit Facility) dated August 1, 1997 between Purchaser and *.

  (b)(3) Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit Loan Facility) dated August 6, 1997 between Purchaser and *.

  (b)(4) Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.

  (b)(5) Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.

  (b)(6) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.

  (b)(7) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 5, 1997 between Purchaser and *.

  (b)(8) Summary of Terms and Conditions (FF 750,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.

  (b)(9) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated July 31, 1997 between Purchaser and *.

  (b)(10) Summary of Terms and Conditions (USD 80,000,000 Five Year Bilateral Credit Facility) dated July 23, 1997 between Purchaser and *.

  (b)(11) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 5, 1997 between Purchaser and *.

  (b)(12) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.

  (b)(13) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.

  (b)(14) Summary of Terms and Conditions (USD 150,000,000 Revolving Credit Facility) dated August 7, 1997 between Purchaser and *.

  (b)(15) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 7, 1997 between Purchaser and *.

  (b)(16) Summary of Terms and Conditions (FF 4,000,000,000 Short Term Credit Facility) dated August 8, 1997 between Purchaser and *.

  (b)(17) Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit Facility) undated between Purchaser and *.

  (b)(18) Summary of Terms and Conditions (USD 850,000,000 Bridge Loan Facility) dated August 8, 1997 between Purchaser and *.

  (c)(1) Form of Stock Option Agreement.

  (c)(2) Acquisition Agreement, dated as of March 12, 1990 between Purchaser and Rorer Group Inc., predecessor in interest to the Company (incorporated herein by reference to the registration statement on Form F-4 of the Purchaser (Registration Number 33-35645)).

  (c)(3) Agreement and Plan of Merger, dated as of August 19, 1997 among Purchaser, the Merger Subsidiary and the Company.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g)(1) Complaint filed in Brickell v. Rhone-Poulenc S.A. (Supreme Court of the State of New York, County of New York, filed July 9, 1997).

  (g)(2) Complaint filed in Steiner v. Rhone-Poulenc S.A. (United States District Court for the Eastern District of Pennsylvania, filed July 15, 1997).

  (g)(3) Complaint filed in Krim v. Rhone-Poulenc S.A. et al. (New Jersey Superior Court, Mercer County, filed July 15, 1997).

  (g)(4) Complaint filed in Simon v. Robert E. Cawthorn, et al. (Pennsylvania Court of Common Pleas, Trial Division, Montgomery County, filed July 31,
1997).

  (g)(5) Motion to Dismiss Complaint filed in Brickell v. Rhone-Poulenc S.A. (Supreme Court of the State of New York, County of New York, filed August 11,
1997).

  (g)(6) Motion to Dismiss Complaint filed in Steiner v. Rhone-Poulenc S.A. (United States District Court for the Eastern District of Pennsylvania, filed August 6, 1997).
--------
  * Request for Confidential Treatment Filed by Purchaser on August 22, 1997.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 1997

                                          RHONE-POULENC S.A.

                                          By:
                                             /s/ Jean-Rene Fourtou
                                             ----------------------------------
                                             Name: Jean-Rene Fourtou
                                             Title: Chairman and Chief
                                              Executive Officer

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
 -------
 (a)(1)  Form of Offer to Purchase dated August 22, 1997.
 (a)(2)  Form of Letter of Transmittal sent to holders of Shares.
 (a)(3)  Form of Notice of Guaranteed Delivery.
 (a)(4)  Form of Letter from Morgan Stanley & Co. Incorporated and UBS
         Securities LLC to Brokers, Dealers, Commercial Banks, Trust Companies
         and Nominees.
 (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients.
 (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(7)  Summary Advertisement as published in The Wall Street Journal on
         August 22, 1997.
 (a)(8)  Press Release issued by Purchaser on August 19, 1997.
 (a)(9)  English translation of French-language Communique published in Les
         Echos and La Tribune on August 22, 1997.
 (b)(1)  Summary of Terms and Conditions (FF 2,500,000 Short Term Credit
         Facility) dated August 6, 1997 between Purchaser and *.
 (b)(2)  Summary of Terms and Conditions (FF 2,000,000,000 Short Term Credit
         Facility) dated August 1, 1997 between Purchaser and *.
 (b)(3)  Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit
         Loan Facility) dated August 6, 1997 between Purchaser and *.
 (b)(4)  Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit
         Facility) dated August 1, 1997 between Purchaser and *.
 (b)(5)  Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit
         Facility) dated August 4, 1997 between Purchaser and *.
 (b)(6)  Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit
         Facility) dated August 1, 1997 between Purchaser and *.
 (b)(7)  Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit
         Facility) dated August 5, 1997 between Purchaser and *.
 (b)(8)  Summary of Terms and Conditions (FF 750,000,000 Revolving Credit
         Facility) dated August 1, 1997 between Purchaser and *.
 (b)(9)  Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
         Facility) dated July 31, 1997 between Purchaser and *.
 (b)(10) Summary of Terms and Conditions (USD 80,000,000 Five Year Bilateral
         Credit Facility) dated July 23, 1997 between Purchaser and *.
 (b)(11) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
         Facility) dated August 5, 1997 between Purchaser and *.
 (b)(12) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit
         Facility) dated August 4, 1997 between Purchaser and *.
 (b)(13) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
         Facility) dated August 4, 1997 between Purchaser and *.
 (b)(14) Summary of Terms and Conditions (USD 150,000,000 Revolving Credit
         Facility) dated August 7, 1997 between Purchaser and *.
 (b)(15) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
         Facility) dated August 7, 1997 between Purchaser and *.

 EXHIBIT
   NO.
 -------
 (b)(16) Summary of Terms and Conditions (FF 4,000,000,000 Short Term Credit
         Facility) dated August 8, 1997 between Purchaser and *.
 (b)(17) Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit
         Facility) undated between Purchaser and *.
 (b)(18) Summary of Terms and Conditions (USD 850,000,000 Bridge Loan Facility)
         dated August 8, 1997 between Purchaser and *.
 (c)(1)  Form of Stock Option Agreement.
 (c)(2)  Acquisition Agreement, dated as of March 12, 1990 between Purchaser and Rorer Group Inc., predecessor in interest to the Company
         (incorporated herein by reference to the registration statement on
         Form F-4 of the Purchaser (Registration Number 33-35645)).
 (c)(3)  Agreement and Plan of Merger, dated as of August 19, 1997 between
         Purchaser, the Merger Subsidiary and the Company.
 (g)(1)  Complaint filed in Brickell v. Rhone-Poulenc S.A. (Supreme Court of the State of New York, County of New York, filed July 9, 1997).
 (g)(2)  Complaint filed in Steiner v. Rhone-Poulenc S.A. (United States
         District Court for the Eastern District of Pennsylvania, filed July
         15, 1997).
 (g)(3)  Complaint filed in Krim v. Rhone-Poulenc S.A. et. al. (New Jersey
         Superior Court, Mercer County, filed July 15, 1997).
 (g)(4)  Complaint filed in Simon v. Robert E. Cawthorn, et al. (Pennsylvania
         Court of Common Pleas, Trial Division, Montgomery County, filed July
         31, 1997).
 (g)(5)  Motion to Dismiss Complaint filed in Brickell v. Rhone-Poulenc S.A.
         (Supreme Court of the State of New York, County of New York, filed
         August 11, 1997).
 (g)(6)  Motion to Dismiss Complaint filed in Steiner v. Rhone-Poulenc S.A.
         (United States District Court for the Eastern District of
         Pennsylvania, filed August 6, 1997).

--------
* Request for Confidential Treatment filed by Purchaser on August 22, 1997.